MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2018 and 2017

TABLE OF CONTENTS

1.	Overview of the business	2-3
2.	Highlights and key business developments	3-4
3.	Results of the AGM	5-11
4.	Financial results of the Company	12-14
5.	Selected quarterly financial data	14
6.	Outlook	15
7.	Liquidity and capital resources	16-18
8.	Non-GAAP measures	18-24
9.	Summary of outstanding share data	25
10.	Related party transactions	25
11.	Critical accounting policies and estimates	25-28
12.	Risks and uncertainties	28-29
13.	Internal control	29-30
14.	Qualified person	30
15.	Cautionary statements	30-32

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

This Management's Discussion and Analysis ("MD&A") of Asanko Gold Inc. ("Asanko" or the "Company") has been prepared by management as of February 12, 2019 and should be read in conjunction with the Company's consolidated financial statements for the years ended December 31, 2018 and 2017 and the related notes thereto.

Additional information on the Company, including its most recent Annual Information Form (“AIF”) is available under the Company’s profile at www.sedar.com and the Company’s website: www.asanko.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars (“US dollars”) unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections “12. Risks and uncertainties” and “15. Cautionary statements” at the end of this MD&A.

1.	Overview of the business

Following the conclusion of the Gold Fields Transaction (see “Gold Fields Transaction”) on July 31, 2018, Asanko holds a 45% economic interest in the Asanko Gold Mine (the “AGM”) and significant gold exploration tenements (collectively the “joint venture” or “JV”) on both the Asankrangwa and Sefwi gold belts in the Republic of Ghana (“Ghana”), West Africa.

Asanko’s vision is to build a mid-tier gold mining company through organic growth, exploration, strategic M&A activities and the disciplined deployment of its financial resources. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE American (“NYSE”) under the symbol “AKG”.

The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, and nine satellite deposits.

The Company and its JV partners have the option to expand the AGM through two organic growth projects, namely Project 5 Million (“P5M”) and Project 10 Million (“P10M”), which could ultimately double the mine’s processing capacity and increase production to ~450,000 ounces per year. A positive Definitive Feasibility Study on the planned expansion projects was published in a technical report prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) on June 5, 2017 (and amended and restated December 20, 2017) (the “12/17 DFS”) and has been filed on SEDAR, www.sedar.com, and is available on the Company’s website: www.asanko.com. The 12/17 DFS was based on 100% ownership of the AGM and determined the optimal projected net present value (“NPV”) on a capital unconstrained basis for the AGM, which assumed the sequential development of each organic growth project.

The first stage of P5M, the brownfield modifications and upgrades to the carbon-in-leach (“CIL”) processing plant to increase throughput to a nameplate capacity of 5Mtpa, is complete. The volumetric and metallurgical upgrades achieved name plate capacity in December 2017 with the processing plant operating in excess of 5Mtpa while maintaining designed metallurgical recovery. Installation and commissioning of the P5M recovery circuit upgrades were completed during Q2 2018.

The second stage of P5M, as contemplated in the 12/17 DFS, is the construction of an overland conveyor and development of the large-scale Esaase deposit, which is fully permitted. The timing of the second stage of P5M and P10M will require a special majority decision of the Management Committee of the JV partners (see “Gold Fields Transaction”) and is dependent on the balance sheet of the JV, ability and willingness of the JV Partners to fund any required equity or subordinated loan portion of the project costs, financing opportunities, the outlook for gold prices, and capital market conditions.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Gold Fields Transaction

On July 31, 2018, the Company completed a transaction with a subsidiary of Gold Fields Limited (“Gold Fields”), under which Gold Fields obtained a 45% interest in the JV, in exchange for a $185.0 million contribution by Gold Fields to the JV (the “JV Transaction”). Of this contribution amount, $165.0 million was paid on closing of the transaction, and $20.0 million will be payable by Gold Fields no later than December 31, 2019. In addition to Gold Fields’ contribution to the JV, Gold Fields also subscribed for 22,354,657 common shares of the Company for gross proceeds of $17.6 million.

Concurrent with the closing of the JV Transaction, the Company settled the Red Kite debt in full, including all outstanding debt principal and accrued interest, totaling $163.8 million and emerging from the JV Transaction debt-free. The Company recognized the fair value of the consideration received from Gold Fields, as well as the fair value of the investment that the Company retained in the JV. Based on the fair value of the Company’s retained interest in the JV, the Company recognized a loss associated with the loss of control of its former Ghanaian subsidiaries Asanko Gold Ghana Limited (“AGGL”) and Adansi Gold Company Ghana Limited (“Adansi Ghana”) (see section “4. Financial results of the Company”).

2.	Highlights and key business developments

Q4 2018 business developments include the following operating and financial results of the AGM on a 100% basis (unless otherwise stated).

Operating highlights of the AGM (on a 100% basis)

  There were no lost time injuries (“LTI”) reported during the quarter, and the AGM has now achieved over 21 months and more than 10.9 million man hours worked without a single LTI.

  The AGM produced 59,823 and 223,152 ounces of gold during the three months and year ended December 31, 2018, respectively, exceeding its 2018 production guidance of 200,000-220,000 ounces.

  Ore mined during Q4 2018 was 456,667 tonnes per month (“tpm”) at an average mining grade of 1.5 g/t and a strip ratio of 6.1:1.

  Initial development of the large-scale Esaase deposit with the completion of the haul road and site establishment of the mining contractor, and successful completion of bulk sampling in Q4 2018. Trial mining operations commenced in January 2019.

  The processing plant delivered another strong milling performance of 1.2 million tonnes (“Mt”), at a plant feed grade of 1.6g/t.

  Gold recovery was 95%, continuing to exceed design.

  The AGM incurred operating cash costs per ounce1, total cash costs per ounce1 and all-in sustaining costs per gold ounce1 (or “AISC”) of $811, $872 and $1,072/oz, respectively, in Q4 2018. These costs included a $106/oz impact associated with an adjustment to the carrying value of stockpile inventory in order to reflect the net realizable value of lower-grade stockpiled ore.

  AISC1 for the year ended December 31, 2018 amounted to $1,072/oz for the AGM which was within guidance for the year of $1,050 - $1,150/oz.

Financial highlights of the AGM (on a 100% basis)

The following financial information includes the operating and financial results of the AGM on a 100% basis (unless otherwise stated).

  Q4 2018 gold sales of 61,821 ounces generating $75.1 million at an average realized gold price of $1,215 per ounce. Revenue amounted to $74.2 million, an increase of $11.5 million from Q4 2017. Revenue includes by-product sales of $0.2 million and is reported net of $1.1 million of gold sales that was capitalized as it related to pre -production activities at Esaase.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $75.1 million in Q4 2018, an increase of $27.4 million from Q4 2017. The increase in production costs was primarily driven by a $9.3 million adjustment to the carrying value of the AGM’s stockpile inventory to reflect the net realizable value of lower-grade stockpiled ore, higher mining and overhead costs associated with the achievement of production performance targets, inflationary pressures on unit mining costs as well as higher gold ounces sold. Additionally, depreciation and depletion during Q4 2018 accounted for $5.7 million of the increase in cost of sales, compared to Q4 2017.

___________________________________________
1 See “8. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

  The AGM’s net loss after tax for the quarter amounted to $3.1 million, compared to a net loss of $9.3 million in Q4 2017. The reduction in net loss was due mainly to a reduction in deferred income tax expense and interest expense, the latter resulting from the settlement of the Red Kite debt in July 2018. These factors were partly offset by lower mine operating earnings in Q4 2018.

  As at December 31, 2018, the JV had cash of $21.6 million on hand and $4.3 million in receivables from gold sales.

Key consolidated financial information of the Company

The following financial information comprises the consolidated results of the Company for Q4 2018:

  The Company reported a net loss attributable to common shareholders of $0.9 million in Q4 2018 compared to a net loss of $6.7 million in Q4 2017. The reduction in net loss for Q4 2018 was predominantly a result of the deconsolidation of the Company’s former Ghanaian subsidiaries and the recognition of $1.1 million in service fees (net of withholding tax) earned as operators of the JV.

  Cash used in operating activities in Q4 2018 was $1.9 million, compared to cash provided by operating activities of $34.4 million in Q4 2017. The decrease in cash flows from operating activities was a result of the deconsolidation of the Company’s former Ghanaian subsidiaries.

  Reported Adjusted EBITDA1 of $6.1 million for Q4 2018 compared to $27.0 million in Q4 2017. The decrease in adjusted EBITDA was primarily a result of the higher cash costs incurred by the AGM, as well as a reduction in the Company’s interest in the AGM from 100% to 45%.

The following financial information comprises the consolidated results of the Company for the year ended December 31, 2018:

  The Company reported a net loss attributable to common shareholders of $141.4 million for 2018 compared to a net income attributable to common shareholders of $5.8 million in 2017. The reduction in net income for the year was predominantly the result of a $143.3 million loss associated with the loss of control of the AGM on July 31, 2018 (see “Gold Fields Transaction”). In addition, the Company deconsolidated the results of its former Ghanaian subsidiaries effective July 31, 2018.

  Cash provided by operating activities in 2018 amounted to $33.4 million, a reduction from $123.2 million in 2017, predominantly due to the deconsolidation of the Company’s former Ghanaian subsidiaries. During the year ended December 31, 2018, the Company’s former Ghanaian subsidiaries generated operating cash flows of $72.5 million and operating cash flows before working capital changes of $100.5 million.

  Reported Adjusted EBITDA1 of $79.0 million for 2018 compared to $114.5 million in 2017. The decrease in adjusted EBITDA was primarily a result of the higher cash costs incurred by the AGM, as well as a reduction in the Company’s interest in the AGM from 100% to 45%.

__________________________________________
1 See “8. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

3.	Results of the AGM

All results of the AGM in this section are on a 100% basis, unless otherwise noted. The Company’s attributable economic interest in the AGM is 45%.

3.1	Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three months and the years ended December 31, 2018 and 2017, unless otherwise noted.

	Three months ended December 31,		Years ended December 31,
	2018	2017	2018	2017
Key mine performance data of the AGM (100% basis)
Ore tonnes mined (000 t)	1,370	802	4,898	4,048
Waste tonnes mined (000 t)	8,370	10,692	39,244	30,108
Total tonnes mined (000 t)	9,740	11,494	44,142	34,156
Strip ratio (W:O)	6.1	13.3	8.0	7.4
Average gold grade mined (g/t)	1.5	1.5	1.4	1.7
Mining cost ($/t mined)	4.13	2.82	3.62	3.25

Ore tonnes milled (000 t)	1,238	1,087	5,180	3,745
Average mill head grade (g/t)	1.6	1.5	1.5	1.8
Average recovery rate (%)	95%	94%	94%	94%
Processing cost ($/t treated)	12.39	12.91	11.16	13.00

Gold produced (ounces)	59,823	51,550	223,152	205,047
Gold sold (ounces)	61,821	49,561	227,772	206,079

Silver produced (ounces)	15,246	11,172	56,993	49,010
Silver sold (ounces)	15,367	15,491	55,768	44,104

Operating cash costs ($ per gold ounce)[1]	811	586	688	556
Total cash costs ($ per gold ounce)[1]	872	649	750	618
All-in sustaining costs ($ per gold ounce)[1]	1,072	1,171	1,072	1,007

a)	Health and Safety

There were no lost time injuries (“LTIs”) reported during the quarter and the AGM has now achieved over eighteen months and more than 10.9 million man hours worked without a single LTI.

b)	Mining

During the quarter, the AGM continued to benefit from mining flexibility and sourced ore from Nkran, Nkran Extension, Akwasiso Dynamite Hill and ore from the Esaase bulk sample as well as from on-surface stockpiles. Mining operations at Nkran continued to deliver steady state levels of ore production, with 1.0Mt of ore mined at a grade of 1.5g/t. During the quarter, mining operations focused on cut 2 of the western wall pushback at Nkran which is expected to be substantially completed during the first half of 2019.

________________________________________
1 See “8. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

The mine plan will continue to incorporate all sources of ore available from multiple pits to blend to the mill, enabling the optimization of the various pit extraction rates, management of stockpile balances and the associated operating costs.

c)	Processing

The AGM produced 59,823 ounces of gold during the fourth quarter of 2018. The processing plant achieved another strong quarterly milling rate with 1.2Mt of ore processed at a grade of 1.6g/t and at a robust recovery of 95%. The gold feed grade processed through the mill was marginally higher than that mined in the quarter as the AGM employs a differential stockpiling and feed arrangement process, in line with its ongoing Life of Mine (“LoM”) planning.

Metallurgical recovery continued to exceed design as a result of higher-than- design gravity recovery performance. This performance highlights the capability of the recovery circuit to run at higher throughput levels whilst still maintaining recovery performance. The elevated milling rates have been achieved without access to the originally designed fresh to oxide ore blend ratio of 9,000 tonnes per day (“tpd”) of fresh ore and 6,000tpd of oxides. This substantial improvement has been achieved through a number of innovative technologies that have been installed on the mine including the installation of MillSlicer technology, fragmentation management and Bond Work Index mapping along with modifications to the comminution circuit. These interventions have enabled the processing facility to achieve in excess of the 5Mtpa processing capability while milling on average 80% fresh ore in the feed blend. The commissioning of the secondary cone crusher, alongside the mobile crushing capacity, helped to reduce the size fraction of the fresh ore delivered to the SAG mill, which in turn assisted in the process facility achieving higher throughput rates.

d)	Total cash costs and AISC (for the AGM on a 100% basis)

For the three months and the year ended December 31, 2018, total cash costs per ounce [1] were $872/oz and $750/oz, respectively, compared to total cash costs per ounce during the three months and the year ended December 31, 2017 of $649/oz and $618/oz, respectively. The higher total cash cost for Q4 2018 was partly due to a 5% non- refundable levy that was introduced by the Ghanaian government on certain goods and services, effective August 1, 2018 (impact of $ 26/oz for the quarter). In addition, fuel and supply costs were also higher due to price increases over the 12-month period while drilling and blasting costs increased as a higher proportion of fresh material was mined. Load and haul costs increased too, due to the pushbacks of Nkran (western wall) and Akwasiso.

Also, fewer waste tonnes were capitalized to stripping costs in Q4 2018 resulting in higher cash costs. In Q4 2017, the AGM was progressing Cut 2 at Nkran which resulted in $22.7 million of stripping costs being deferred to mineral properties and excluded from cash costs, compared to $7.9 million of deferred stripping cost in Q4 2018. Lastly, the AGM incurred higher fixed mining costs associated with the introduction of Dynamite Hill, which only ramped up to full production in 2018 and is mined by a separate local mining contractor. The higher mining cost also resulted in the recognition of an adjustment to the carrying value of the AGM’s stockpile inventory in order to reflect the net realizable value of lower-grade ore ($106/oz impact), which contributed to the higher total cash cost. These factors were partially offset by higher gold sales volumes which had the effect of decreasing fixed production costs on a per unit basis.

Relative to Q3 2018, total cash costs per ounce[1] were higher in Q4 2018, increasing by 9% from $803 to $872, as a result of higher direct production costs (as described in the previous paragraphs) and the impact of lower gold sales volumes.

For the three months and the year ended December 31, 2018, AlSC[1] for the AGM amounted to $1,072/oz, in both periods, compared to Asanko’s AISC[1] during the same periods in the prior year of $ 1,171/oz and $1,007/oz, respectively. No comparative AISC metrics were reported for the AGM on a standalone basis during 2017, however, the AISC for Asanko in 2017 included corporate G&A costs of $33/oz and $42/oz in AISC for Q4 2017 and the year ended December 31, 2017, respectively.

_______________________________________
1 See “8. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Notwithstanding the impact of corporate general and administrative (“G&A”) expenses, the decrease in AlSC1 from Q4 2017 to Q4 2018 was predominantly due to lower capitalized stripping costs (a substantial portion of Cut 2 at Nkran was completed in Q4 2017) and lower sustaining capital expenditures, partly offset by the previously described higher total cash costs per ounce1. Relative to Q3 2018, AlSC1 for Q4 2018 increased by 10%, primarily attributable to the higher total cash cost per ounce, while G&A expenses (increase of $10/oz) and sustaining capex (increase of $14/oz) were also higher in Q4 2018.

With the Eastern Cut 2 pushback at Nkran completed earlier in the year, waste stripping operations during Q4 2018 focused on the Western portion of Cut 2.

3.2	Selected financial results of the AGM

The following table is a summary of selected financial information of the AGM for the three months and the year ended December 31, 2018 and 2017.

	Three months ended December 31,		Years ended December 31,
	2018	2017	2018	2017
(in thousands of US dollars)	$	$	$	$

Revenue	74,224	62,767	283,873	256,203
Cost of sales:
Production costs	(50,456)	(29,312)	(158,047)	(116,628)
Depreciation and depletion	(20,845)	(15,186)	(76,273)	(64,153)
Royalties	(3,768)	(3,138)	(14,250)	(12,810)
Income (loss) from mine operations	(845)	15,131	35,303	62,612
Fair value adjustment associated with JV Transaction	(200)	-	(126,897)	-
Finance expense	(232)	(4,501)	(11,088)	(17,795)

Net income (loss) before tax for the period	(3,559)	4,463	(113,427)	35,390
Income tax recovery (expense)	460	(13,727)	(11,449)	(22,774)
Net income (loss) after tax for the period	(3,099)	(9,264)	(124,876)	12,616
Adjusted net income (loss) after tax for the period[2]	(2,899)	(9,264)	2,021	12,616

Average realized price per gold ounce sold ($)	1,215	1,264	1,247	1,243
Average London PM fix ($)	1,228	1,276	1,269	1,257
All-in sustaining margin ($ per gold ounce)[1]	143	93	175	236
All-in sustaining margin ($'000)[1]	8,840	4,609	39,860	48,635

2 Adjusted net income (loss) is a non-GAAP performance measure, which does not have any standardized meaning and therefore is unlikely to be comparable to other measures presented by other issuers. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the JV’s ongoing operating performance. The Company further believes that its presentation of this non-GAAP financial measure provides information that is useful to investors because it is an important indicator of the strength of the JV's operations and the performance of its core business. Adjusted net income (loss) as presented in the table was derived by adjusting net income (loss) of the JV by the amount of the fair value adjustment associated with the JV Transaction.

_________________________________________
1 See “8. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Revenue

During Q4 2018, the AGM sold 61,821 ounces of gold at an average realized gold price of $1,215/oz for total revenue of $74.2 million (including $0.2 million of by-product revenue and net of $1.1 million of gold sales related to pre-production activities at Esaase that were capitalized to mineral properties, plant and equipment (“MPP&E”)). During Q4 2017, the AGM sold 49,561 ounces of gold at an average realized gold price of $1,264/oz for total revenue of $62.8 million (including $0.1 million of by-product revenue). The increase in revenues quarter-on-quarter was therefore a function of higher sales volumes in Q4 2018, partially offset by lower average realized gold prices.

During the year ended December 31, 2018, the AGM sold 227,772 ounces of gold at an average realized gold price of $1,247/oz for total revenue of $283.9 million (including $0.9 million of by-product revenue and net of $1.1 million of gold sales related to preproduction activities at Esaase that were capitalized to MPP&E), compared to 206,079 ounces of gold at an average realized gold price of $1,243/oz for total revenue of $256.2 million (including $0.7 million of by-product revenue) during the year ended December 31, 2017. The increase in revenues year-on-year was therefore a function of higher sales volumes and marginally higher average realized gold prices.

The AGM continues to sell all of the gold it produces to Red Kite under an offtake agreement. The terms of the offtake agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite. As of December 31, 2018, 590,511 ounces have been delivered to Red Kite under the offtake agreement (December 31, 2017 – 362,739 ounces).

Production costs

During Q4 2018, the AGM incurred production costs of $50.5 million, compared to $29.3 million in Q4 2017. Production costs were higher due to higher total cash costs per ounce1 and higher sales volumes in Q4 2018.

Production costs for the year ended December 31, 2018 amounted to $158.0 million, compared to $116.6 million for the year ended December 31, 2017. Production costs were higher in 2018 compared to 2017 due to higher total cash costs1 and higher sales volumes during the year ended December 31, 2018. For a discussion of production unit costs incurred during the period see section “3.1. d Cash costs and AISC” above.

Production costs for Q4 2018 and for the year ended December 31, 2018 was reported net of stripping costs of $7.9 million and $59.8 million, respectively (Q4 2017 and year ended December 31, 2017 - $22.4 million and $64.6 million, respectively). Stripping costs are deferred to mineral properties in accordance with the AGM’s accounting policy for stripping costs. To the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties.

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM concessions. The AGM’s Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement; additionally, the AGM’s Esaase concession is also subject to a 0.5% net smelter return payable to the Bonte Liquidation Committee. Royalties are presented as a component of cost of sales and amounted to $3.8 million and $14.3 million in Q4 2018 and the year ended December 31, 2018, respectively (Q4 2017 and year ended December 31, 2017 - $3.1 million and $12.8 million, respectively). Royalty expense was higher in Q4 2018 and for the year ended December 31, 2018 due to higher earned revenues.

Depletion and depreciation

Depreciation and depletion expense for Q4 2018 amounted to $20.8 million, including $8.6 million of depletion associated with previously capitalized deferred stripping cost, as a result of 1.4Mt of ore mined during the quarter. This compares to depreciation and depletion of $15.2 million for Q4 2017, which included $2.1 million of depletion associated with previously capitalized deferred stripping costs and was based on 0.8Mt of ore mined during the comparative period. Depreciation and depletion expense therefore increased from Q4 2017 due to more tonnes mined and processed, as well as to the impact of a higher asset cost base associated with inflationary pressures on unit mining costs.

Depreciation and depletion expense for the year ended December 31, 2018 amounted to $76.3 million, including $25.3 million of depletion associated with previously capitalized deferred stripping cost, as a result of the 4.8Mt of ore mined in 2018. This compares to depreciation and depletion of $64.2 million during the year ended December 31, 2017, which included $12.3 million of depletion associated with previously capitalized deferred stripping costs and was based on 4.0Mt of ore mined during the comparative period.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Fair value adjustment associated with JV Transaction

On July 31, 2018, the Company completed the previously announced JV Transaction to sell 50% of Asanko’s 90% interest in the AGM (see section “1. Overview of the business”). Upon closing of the JV Transaction, Asanko recognized a loss associated with the JV Transaction totaling $143.3 million (see section “4. Financial results of the Company”). Of the $143.3 million consolidated after-tax loss associated with the JV Transaction, an after-tax amount of $126.9 million was recorded in the accounting records of the AGM.

Finance expense

Finance expense during the quarter and year ended December 31, 2018 reduced from the comparative period due to the repayment of the AGM’s $163.8 million long-term debt including capitalized interest concurrent with the completion of the JV Transaction on July 31, 2018.

Income tax expense

The AGM recorded a deferred income tax recovery of $0.5 million and deferred income tax expense of $11.4 million for Q4 2018 and the year ended December 31, 2018, respectively (Q4 2017 and year ended December 31, 2017 – income tax expense of $15.0 million and $24.1 million, respectively).

The lower deferred tax expense for Q4 2018 was due to the loss recognized on the JV Transaction which had the impact of reducing the accounting basis of mineral properties, plant and equipment resulting in a reduction of the temporary difference between tax and accounting depreciation. The AGM has not recognized deferred tax assets relating to tax loss carry forwards as it is not currently considered probable that these losses will be utilized prior to their expiry (5-year expiry from the date incurred).

3.3	Cash flow results of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the quarters and years ended December 31, 2018 and 2017:

	Three months ended December 31,		Years ended December 31,
AGM 100% Basis	2018	2017	2018	2017
Cash provided by (used in):
Operating activities	12,873	36,616	72,487	133,217
Investing activities	(21,495)	(41,904)	(85,633)	(120,448)
Financing activities	(90)	(3,548)	12,820	(33,622)
Impact of foreign exchange on cash and cash equivalents	(71)	(548)	(71)	(179)
Decrease in cash and cash equivalents during the period	(8,783)	(9,384)	(397)	(21,032)
Cash and cash equivalents, beginning of period	30,431	31,429	22,045	43,077
Cash and cash equivalents, end of period	21,648	22,045	21,648	22,045

Cash flows from operating activities

During Q4 2018, the AGM generated cash flows from operations of $12.9 million, being cash inflows before working capital changes of $17.8 million and outflows from non-cash working capital of $4.9 million. Cash outflows of $4.9 million from non-cash working capital were primarily the result of an $8.8 million increase in receivables and VAT receivable and $5.8 million increase in inventories. These factors were partially offset by a $9.3 million increase in accounts payable and accruals and $0.4 million decrease in prepaid expenses.

During the year ended December 31, 2018, the AGM generated cash flows from operations of $72.5 million, being cash inflows before working capital changes of $100.5 million and outflows from non-cash working capital of $28.0 million. Cash outflows of $28.0 million from non-cash working capital were primarily the result of an $29.7 million increase in inventories and $10.4 million increase in receivables and VAT receivable. These factors were partially offset by a $11.6 million increase in accounts payable and accruals and $0.5 million decrease in prepaid expenses.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Cash used in investing activities

During Q4 2018, the AGM invested $21.4 million in additions to mineral properties, plant and equipment. The total expenditure on mineral properties, plant and equipment during the quarter included $10.3 million relating to capitalization of deferred stripping costs; $9.9 million on development, permitting and bulk sampling activities for Esaase; $0.9 million on raising the height of the tailings storage facility; and $0.3 million on sustaining capital and other additions to mineral properties, plant and equipment. During the year ended December 31, 2018, the AGM invested $85.7 million in additions to mineral properties, plant and equipment. The total expenditure on mineral properties, plant and equipment during the year included $56.6 million relating to capitalization of deferred stripping costs; $9.4 million on P5M (including volumetric, recovery circuit and secondary crushing circuit upgrades to the processing plant); $12.5 million on development, permitting and bulk sampling activities for Esaase; $1.5 million on other growth capital expenditures; $2.1 million on raising the tailings storage facility; and $3.6 million on sustaining capital and other additions to mineral properties, plant and equipment, including replacement of the SAG mill motor.

Liquidity position

As at December 31, 2018, the JV held cash and cash equivalents of $21.6 million and $4.3 million in trade receivables. The Company does not control these funds and the liquidity of the Company is discussed in section “7. Liquidity and capital resources.”

3.4	Development and exploration update

The following discussion relates to the AGM’s current and planned development activities (on a 100% basis), as well as the exploration work performed during the period on tenements held within the JV’s land package.

a)	Development of the Esaase Deposit

The Esaase deposit is expected to be developed using open pit contractor mining. Mining activities are expected to initially focus on mining oxides to expose the deposit, before moving into more competent rock. The Environmental Permit and Mine Operating Permit were received in January 2017 from the Ghanaian EPA and the Ghanaian Minerals Commission, respectively. Asanko received an amended Environmental Permit in June 2018 that allows the trucking of ore from Esaase.

This amended Environmental Permit allows the AGM to commence mining operations and trucking ore to the processing facility pending an investment decision by the JV’s Management Committee regarding the long- term transportation solution for ore from Esaase to the AGM processing facility.

During Q4 2018, the initial development of the requisite infrastructure at Esaase, and temporary haul road to connect the Esaase pit to the existing haul road network commenced. Site establishment by the mining contractor and the haul road were completed by the end of Q4 2018. A bulk sample was mined and processed through the central processing facility during Q4 2018, with the Esaase oxides performing above expectations. The trial mining operation, which commenced in January 2019, and will continue until end of June 2019, is focused on mining the surface oxides of the deposit. Mining is restricted to day shift only, with minimal blasting, and the material is being trucked to the processing facility via the newly commissioned haul road. Mining rates are forecast to be 350,000-400,000tpm during this period.

In Q2 2018, as part of the AGM’s pre- production risk mitigation strategy on large deposits such as the Esaase deposit and in support of commencing trial mining operations at Esaase in January 2019, an extensive pre-production program was initiated. A program of in-fill reverse circulation (“RC”) drilling and re- logging of historical core was completed in Q2 2018. 84 new RC holes were drilled over a 1km strike length totaling 4,900m. All holes were logged in detail and samples were sent for fire assay. In addition, a total of 163 historical holes (43,000m) were re-logged situated on 15 chosen section lines covering a strike of 800m. The successful completion of this program achieved two main outcomes. Firstly, the drilling exercise delivered a better definition of the oxidation surfaces in preparation for the start- up of operations at Esaase in 2019 and, secondly, the re-logging program helped to better understand the geological controls to mineralization to facilitate a more robust resource model. All the new data is now being incorporated to update the Mineral Resource Estimate (“MRE”) and associated mine plan for Esaase. The JV partners are also working together to review the geological models for the other pits within the AGM which together with the new Esaase models will be used to update a new multi-pit LoM plan for the AGM.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

In addition, other technical aspects such as the geotechnical, hydrogeological and metallurgical design parameters have also been re- evaluated, incorporating recent production data from the bulk sampling exercise. This, together with the updated Mineral Resource and Reserve Estimates, will result in an updated LoM plan that will confirm the optimal ore transportation solution and associated capital cost that will form the basis of the 2019 long-term development plan for Esaase. This is expected to be presented to the JV partners in Q2 2019.

As of December 31, 2018, the AGM has spent $9.7 million on the initial overland conveyor earthworks and $10.8 million on permitting, initial infrastructure and site establishment at Esaase and the development of an interim haul road. Completion of the remaining stage of P5M remains subject to approval by the Management Committee of the JV partners.

b)	Mining Geology

During Q4 2018, mining geology focused on the in-pit mining operations and involved detailed bench mapping, intensive grade control drilling and subsequent modelling, in order to guide mining in achieving planned production targets. Grade control drilling for Q4 2018 recorded a total of 19,230m from 786 holes using two reverse circulation (RC) rigs. A total of 15,100 RC samples including Certified Reference Materials, blanks and duplicates were collected and assayed, while Quality Assurance/Quality Control standards were maintained and monitored.

c)	Exploration Geology

In keeping with the exploration strategy that was defined by the JV partners, the JV continued with the re-evaluation and re- modelling of the existing satellite deposits that are in close proximity to the Obotan plant, with a focus on the key controls to mineralization. The re-logging of the Abore deposit (1,800m) and Esaase South deposit (6,950m) were completed as the first targets due to their location along the proposed conveyor route from Esaase to the AGM processing facility.

Exploration activities at the Esaase deposit focused on the geological and statistical modelling of the Esaase data in preparation for a redefined MRE and as an input into WhittleTM designs for the purpose of mine planning and business readiness. At the location of the proposed Esaase South pit, the AGM completed in-fill drilling by means of 25 RC holes for a total of 2,258m. The new information is expected to assist in improving the interpretation of the structural controls to mineralization.

In addition, the AGM completed 5,200m of in-fill drilling across 64 RD drill holes at Akwasiso, in order to redefine the depth extensions of the existing pit.

d)	Exploration Strategy

The 2019 exploration budget is $7.9 million. The exploration budget has been compiled to support the strategic objectives of the AGM with valuable input from our JV partner.

The exploration strategy has two approaches and addresses:

(1) Short-term oxide requirements near existing mine infrastructure. Specific emphasis has therefore been given to the discovery, evaluation and delivery of oxide resources within 5 km of the Obotan-Esaase Corridor in the short term as a “de-risk” strategy to support current operations; and

(2) Long-term (4-5 years) replacement of depleted Nkran deposit ore reserves (±1-2 million ounces) from potential combined South Camp discoveries. This will be achieved by demonstrating to acceptable confidence levels the economic viability of the targeted South Camp area which includes the Tontokrom – Miradani – Fromenda mineralized trend.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

4.	Financial results of the Company

The following table is a summary of the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company for the years ended December 31, 2018 and 2017. Note that the table below and subsequent discussion includes 100% of the results for the AGM from January 1, 2018 to July 31, 2018, being the period during which the Company controlled the AGM, but does not include the results of the AGM from August 1, 2018 to December 31, 2018, other than the Company’s share of the net loss of the JV from August 1, 2018 to December 31, 2018.

As a result, the majority of the variances in the table below are attributable to the deconsolidation of the AGM due to the closing of the JV Transaction. For a more meaningful discussion on variations associated with the AGM’s results, see section “3.2 Selected financial results of the AGM”. Those variances not affected by the deconsolidation of the AGM are discussed in further detail following the table.

	Three months ended December 31,			Years ended December 31,
	2018	2017	2018	2017	2016
(in thousands of US dollars, except per share amounts)	$	$	$	$	$

Revenue	-	62,767	161,918	256,203	185,167
Cost of sales:
Production costs	-	(29,312)	(79,008)	(116,628)	(88,688)
Depreciation and depletion	-	(15,186)	(41,944)	(64,153)	(52,958)
Royalties	-	(3,138)	(8,096)	(12,810)	(9,258)
Total cost of sales	-	(47,636)	(129,048)	(193,591)	(150,904)
Write-off of deferred stripping assets	-	-	-	-	(7,123)
Income (loss) from mine operations	-	15,131	32,870	62,612	27,140
Share of net loss related to joint venture	(1,306)	-	(1,050)	-	-
Service fee earned as operators of joint venture	1,117	-	1,892	-	-
Exploration and evaluation expenditures	-	(1,587)	(2,333)	(2,050)	(1,425)
General and administrative expenses	(3,200)	(3,143)	(11,660)	(12,590)	(12,538)
Income (loss) from operations	(3,389)	10,401	19,719	47,972	13,177
Loss due to loss of control of subsidiaries	-	-	(143,261)	-	-
Finance expense	(4)	(4,038)	(10,737)	(17,810)	(10,878)
Finance income	2,530	50	5,555	609	634
Foreign exchange gain (loss)	(12)	1,107	20	(383)	(1,777)
Gain on derivatives	-	-	-	-	37
Income (loss) before income taxes	(875)	7,520	(128,704)	30,388	1,193
Current income tax recovery (expense)	8	(1,301)	(1,079)	(1,301)	(1,531)
Deferred income tax expense	-	(13,727)	(11,430)	(22,774)	(9,907)
Net income (loss) and comprehensive income (loss) for the period	(867)	(7,508)	(141,213)	6,313	(10,245)
Net income (loss) attributable to:
Common shareholders of the Company	(867)	(6,691)	(141,372)	5,776	(10,448)
Non-controlling interest	-	(817)	159	537	203
	(867)	(7,508)	(141,213)	6,313	(10,245)
Earnings (loss) per share attributable to common shareholders:
Basic	(0.00)	(0.03)	(0.64)	0.03	(0.05)
Diluted	(0.00)	(0.03)	(0.64)	0.03	(0.05)
Weighted average number of shares outstanding:
Basic	225,804,614	203,449,957	220,108,770	203,333,111	198,973,570
Diluted	225,804,614	203,449,957	220,108,770	204,394,452	198,973,570

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Note that comparative period information in the preceding table has been restated to effect the retrospective adoption of IFRS 9. Refer to section “11.2 Changes in Accounting Policies including Initial Adoption”.

Share of net loss related to joint venture

Effective July 31, 2018, the Company began equity accounting for its interest in the JV. Accordingly, the Company recognized losses of $1.3 million and $1.1 million for Q4 2018 and for theperiod August 1, 2018 to December 31, 2018, respectively. These amounts represent the Company’s proportionate 45% share of the net loss of the JV for the corresponding periods.

Service fee earned as operators of the joint venture

In accordance with the Joint Venture Agreement (“JVA”), the Company is the operator of the AGM and, in consideration for operating the mine, receives a gross annual service fee from the JV of $6.0 million. For the year ended December 31, 2018, the Company earned a gross service fee of $2.5 million since the closing of the JV Transaction, net of withholding taxes of $0.6 million payable in Ghana. In Q4 2018, the Company earned a service fee of $1.5 million, net of withholding taxes of $0.4 million.

General and administrative expenses

Note that the prior period comparatives have been restated to conform to the current period presentation.

	Three months ended December 31,		Years ended December 31,
	2018	2017	2018	2017
	$	$	$	$
Wages, benefits and consulting	(2,221)	(1,931)	(6,533)	(7,241)
Office, rent and administration	(238)	(245)	(1,527)	(1,132)
Professional and legal	(204)	(533)	(1,308)	(1,556)
Share-based payments	(338)	(151)	(1,258)	(1,418)
Travel, marketing, investor relations and regulatory	(186)	(255)	(987)	(1,175)
Other	(13)	(28)	(47)	(68)
	(3,200)	(3,143)	(11,660)	(12,590)

G&A expenses in Q4 2018 were comparable to Q4 2017, even though G&A expenses in Q4 2018 did not include the results of the AGM for the quarter. In particular, there were higher salaries and consulting costs ($0.3 million increase) and higher non-cash share-based payments expense ($0.2 million increase) in Q4 2018. These were partially offset by lower professional and legal costs ($0.3 million decrease).

The decrease in G&A expenses from 2017 to 2018 was primarily a result of the consolidated results for 2018 including the financial results of the AGM only for the period from January 1, 2018 to July 31, 2018, which is primarily reflected in lower salaries and consulting costs ($0.7 million decrease). In addition, there was lower travel, investor relations and regulatory costs ($0.2 million decrease) and non-cash share-based payments expense ($0.2 million decrease) in 2018. These were partially offset by higher office and administrative costs ($0.4 million increase) in 2018.

Loss associated with loss of control of the AGM

Upon closing of the JV Transaction, the Company derecognized the carrying amounts of the net assets of AGGL and Adansi Ghana, as well as the carrying amount of previously recognized non-controlling interests in AGGL, and recognized the fair value of the Company’s interest in the JV. Additionally, the Company adjusted the expected life of its long-term debt due to the expected closing of the JV Transaction and recognized accelerated accretion for the year ended December 31, 2018 of $6.2 million, bringing the carrying value of the debt to its maturity value of $163.8 million for which it was settled. The accelerated accretion expense was presented in the loss on loss of control of the AGM, along with $5.0 million of transaction costs, for a total loss associated with the loss of control of the Company’s former Ghanaian subsidiaries of $143.3 million.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Finance income

Finance income includes interest earned on cash balances and changes in the fair value and amortized cost of the Company’s preferred share investment in the JV. For the three months and year ended December 31, 2018, the Company recognized income of $2.3 million and $5.1 million, respectively, on changes in the carrying value of the Company’s preferred share investments in the JV.

5.	Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters.

	2018				2017*				2016*
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$	$
Revenue	-	30,665	66,823	64,430	62,767	63,714	60,191	69,531	70,304
Total cost of sales	-	(33,373)	(50,740)	(44,935)	(47,636)	(45,814)	(45,735)	(54,406)	(56,882)
Write-off of deferred stripping asset	-	-	-	-	-	-	-	-	(7,123)
Income (loss) from mine operations	-	(2,708)	16,083	19,495	15,131	17,900	14,456	15,125	6,299
Share of net earnings related to joint venture	(1,306)	256	-	-	-	-	-	-	-
Service fee earned as operators of joint venture	1,117	775	-	-	-	-	-	-	-
Exploration and evaluation expenditures	-	(419)	(1,789)	(125)	(1,587)	(197)	(80)	(186)	(383)
General and administrative expenses	(3,200)	(2,904)	(3,246)	(2,310)	(3,143)	(3,259)	(3,388)	(2,800)	(5,683)
Income (loss) from operations	(3,389)	(5,000)	11,048	17,060	10,401	14,444	10,988	12,139	233
Recovery (loss) due to loss of control of subsidiaries	-	1,293	(144,554)	-	-	-	-	-	-
Other income (expenses)	2,514	2,603	(5,128)	(5,151)	(2,881)	(5,767)	(4,354)	(4,582)	(6,520)
Income tax (expense) recovery	8	(121)	(3,277)	(9,119)	(15,028)	(3,671)	(5,479)	103	(2,106)
Net income (loss) for the period	(867)	(1,225)	(141,911)	2,790	(7,508)	5,006	1,155	7,660	(8,393)
Basic and diluted income (loss) per share	$0.00	($0.00)	($0.63)	$0.01	($0.03)	$0.02	$0.00	$0.04	($0.04)

*Comparative period information has been restated to conform with the current period presentation and also to effect the retrospective adoption of IFRS 9 as of January 1, 2018. Refer to section “11.2 Changes in Accounting Policies including Initial Adoption” . Since the commencement of commercial production at the Obotan project effective April 1, 2016, and specifically from Q3 2016 onwards, the Company saw mining operations achieve expected levels of production, resulting in comparable revenues and income from mine operations, until the Company completed the JV Transaction effective July 31, 2018, concurrent with which the Company commenced equity accounting for its interest in the AGM.

For periods prior to Q3 2018, other income (expense) included interest expense of the Company’s long-term debt (which was settled in July 2018). In Q3 and Q4 2018, other income included fair value adjustments on the Company’s preferred share investment in the JV.

The Company also recognized a $7.1 million write-down of a deferred stripping asset in Q4 2016.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

6.	Outlook

2019 Guidance for the Asanko Gold Mine (100% basis)

In 2019, the AGM is targeting 225,000 – 245,000 ounces of gold at AISC1 of $1,040 – $1,060/oz and All-In Costs (“AIC”) of $1,130 – $1,150/oz.

The AGM’s AISC includes $35/oz for the newly introduced Esaase trucking operation and $25/oz to account for the recent impact of the 5% non-refundable levy on goods & services that attract VAT in Ghana (effective from August 1, 2018).

Total capital expenditure for 2019 is forecast to be $25 million. Sustaining capex is estimated at $9 million and includes a tailings dam lift. Development capital is $16 million, mainly for the development of Esaase and includes the commencement of a village relocation and the installation of two water treatment plants.

In addition, $8 million is budgeted for exploration, mainly around the highly prospective Tontokrom – Miradani – Fromenda mineralized trend.

Corporate costs for Asanko Gold Inc. are expected to be $60 per attributable ounce over and above the AGM AISC and AIC.

The following table outlines the AGM’s actual and forecasted 2019 production and AISC 1 guidance, as well as AIC guidance for 2019 (all on a 100% basis):

2018 Guidance	YTD 2018 (Actual)	FY 2019 (Forecast)
Gold Production (oz)	223,152	225,000 – 245,000
AISC[1] ($/oz)	1,072	1,040 – 1,060
AIC[1] ($/oz)	n/a	1,130 – 1,150

______________________________________________
1 See “8. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

7.	Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company’s strategic plans, as well as those of the JV. The Company aims to manage the JV in such a manner to generate positive cash flows from the JV’s operating activities in order to fund the operating, capital and project development requirements of the JV. A summary of the Company’s net assets and key financial ratios related to liquidity are as follows. Note that the 2018 balances below, unless otherwise noted, do not include any assets and liabilities of the JV.

	December 31, 2018	December 31, 2017	December 31, 2016
	$	$	$

Cash and cash equivalents	10,358	49,330	59,675
Other current assets	2,744	44,550	60,043
Non-current assets	299,513	614,905	542,994
Total assets[3]	312,615	708,785	662,712
Current liabilities (excluding current portion of long-term debt)	3,473	47,916	47,403
Non-current liabilities (excluding long-term debt)	300	72,571	44,381
Debt[5]	-	155,691	151,532
Total liabilities[3]	3,773	276,178	243,316
Working capital [4]	9,629	45,964	72,315
Common shareholders' equity[5]	308,842	431,867	419,193
Non-controlling interest[5]	-	740	203
Total equity	308,842	432,607	419,396
Total common shares outstanding	225,804,614	203,449,957	201,829,207
Total options outstanding	13,482,427	12,578,625	14,591,750
Total warrants outstanding	-	4,000,000	4,000,000

Key financial ratios
Current ratio	3.77	1.96	2.53
Total liabilities to common shareholders' equity	0.01	0.64	0.58
Debt-to-total capitalization	0.00	0.18	0.19

3 For purposes of calculating key financial ratios, the amounts presented as at December 31, 2017 and December 31, 2016 included 100% of the consolidated results of the AGM. As at December 31, 2018, the amounts presented above include only those balances of the Company's consolidated subsidiaries and excludes the assets and liabilities of the JV.
4 Current assets less current liabilities (excluding current portion of long-term debt).
5 Comparative period information has been restated to effect the retrospective adoption of IFRS 9. Refer to section “11.2 Changes in Accounting Policies including Initial Adoption”.

The Company held cash and cash equivalents of $10.4 million and $2.5 million in trade receivables as at December 31, 2018. In addition, the Company is entitled to receive a further $20.0 million payment associated with the JV Transaction, which is payable by Gold Fields no later than December 31, 2019.

Subsequent to the JV Transaction, other than the JV service fee, the Company has no current direct sources of revenue and any free cash flows generated by AGM are no longer within the Company’s exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that “Distributable Cash” will be calculated and distributed quarterly if available. Further information regarding the definition of “Distributable Cash” is included in section “8.4 EBITDA and Adjusted EBITDA”. However, through a combination of the Company’s cash balance, ongoing service fee receipts from the JV, and the beforementioned additional $20.0 million contribution receivable in connection with the JV Transaction, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see “Commitments” below).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

In order to maintain or adjust its capital structure, the Company filed a short-form base shelf prospectus on January 15, 2018, which allows the Company to offer up to $300.0 million of common shares, warrants, subscription receipts, debt securities and units, or any combination thereof, from time to time over a 25-month period. The specific terms of any offering of securities will be subject to approval by the Company’s Board of Directors and the terms of such offering will be set forth in a shelf prospectus supplement.

Equity

The Company is financially stable with a total liabilities-to-common shareholders’ equity ratio of 0.01 as at December 31, 2018.

Commitments

The following table summarizes the Company’s contractual obligations as at December 31, 2018 and December 31, 2017. Note the following table excludes commitments and liabilities of the JV at December 31, 2018.

					Total	Total
	Within 1 year	1 - 3 years	4 -5 years	Over 5 years	December 31, 2018	December 31, 2017
Long-term debt and related interest and
withholding tax payments	-	-	-	-	-	186,270
Accounts payable and accrued liabilities	3,232	-	-	-	3,232	47,916
Asset retirement provision (undiscounted)	-	-	-	-	-	45,526
Long-term incentive plan (cash-settled awards)	241	300	-	-	541	-
Mine operating/construction and other service
contracts, open purchase orders	-	-	-	-	-	17,431
Corporate operating leases	131	71	-	-	202	-
Total	3,604	371	-	-	3,975	297,143

In addition to the above commitments, the Company has provided a parent company guarantee on the unfunded portion of the AGM’s reclamation bond in the amount of $6.8 million.

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company’s financial condition or future results of operations.

Cash flows

The following table provides a summary of cash flows for the quarters and years ended December 31, 2018 and 2017:

	Three months ended December 31,		Years ended December 31,
	2018	2017	2018	2017
Cash provided by (used in):
Operating activities	(1,904)	34,407	33,429	123,238
Investing activities	(1,986)	(41,979)	82,308	(123,351)
Financing activities	(2)	(3,549)	(154,643)	(10,051)
Impact of foreign exchange on cash and cash equivalents	-	(394)	(66)	(181)
Increase (decrease) in cash and cash equivalents during the period	(3,892)	(11,515)	(38,972)	(10,345)
Cash and cash equivalents, beginning of period	14,250	60,845	49,330	59,675
Cash and cash equivalents end of period	10,358	49,330	10,358	49,330

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

a)	Cash provided by operating activities

During Q4 2018, the Company utilized cash flows from operations of $1.9 million, net of changes in working capital of $0.1 million (Q4 2017 – operating cash flows generated of $34.4 million consisting of cash inflows before working capital changes of $26.2 million and outflows from non-cash working capital of $8.2 million). In Q4 2018, cash outflows of $0.1 million from non-cash working capital were primarily the result of a $0.9 million increase in receivables, partially offset by a $0.7 million increase in accounts payable and accruals and $0.1 million decrease in prepaid expenses.

Cash flows from operations for the year ended December 31, 2018 amounted to $33.4 million, after taking into account changes in working capital of $29.9 million (year ended December 31, 2017 – operating cash flows generated of $123.2 million consisting of cash inflows before working capital changes of $113.4 million and inflows from non-cash working capital of $9.8 million). In 2018, cash outflows of $29.9 million from non-cash working capital were primarily the result of a $17.7 million increase in inventories, $11.0 million increase in receivables and VAT receivable and a $1.2 million decrease in accounts payable and accruals.

Cash flows from operations were lower in 2018 compared to 2017 but may not be truly comparable due to the consolidated cash flows for 2018 not including the financial results of the AGM following the completion of the JV Transaction on July 31, 2018.

b)	Cash from (used in) investing activities

During Q4 2018, the Company used $2.0 million in investing activities, compared to $42.0 million in Q4 2017. The reduction in investing activities reflect the fact that the cash flows do not include the results of the AGM in Q4 2018. Cash used in investing activities during Q4 2018 primarily related to transaction costs paid to advisors in connection with the JV Transaction.

During the year ended December 31, 2018, the Company generated $82.3 million from investing activities, compared to $123.4 million of cash used in investing activities in 2017. The increase in cash generated from investing activities predominantly reflect the $165.0 million proceeds from the sale of the Company’s 50% interest in the Joint Venture, net of $24.4 million of cash and cash equivalents of the JV that was derecognized on the loss of control. These factors were partly offset by the impact of expenditures on mineral properties, plant and equipment.

c)	Cash used in financing activities

During Q4 2018, there were insignificant amounts of cash used in financing activities, compared to Q4 2017 where the Company utilized $3.6 million in cash principally in interest and withholding taxes on the Company’s former debt facility.

During the year ended December 31, 2018, the Company used $154.6 million in cash for financing activities, consisting of $163.8 million to repay in full the principal and accrued interest on the Red Kite debt and $8.3 million in interest and applicable withholding taxes relating to the Company’s former credit facility. These were partially offset by cash received of $17.4 million from Gold Fields in connection with the issuance of shares under a private placement. In 2017, the Company utilized cash of $10.0 million in financing activities, consisting of $13.6 million in interest and applicable withholding taxes relating to the Company’s former credit facility, which was partially offset by $3.6 million of cash received from the exercise of employee stock options.

8.	Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, as explained elsewhere herein, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

8.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of the JV and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate operating cash costs and total cash costs per ounce differently. The JV does not calculate this information for use by all JV partners, rather it is calculated by the Company solely for the Company’s disclosure purposes.

The following tables provide reconciliations of operating and total cash costs per gold ounce of the AGM (net of silver by-product revenues) to various operating expenses of the AGM on a 100% basis (the nearest GAAP measures) as presented in the notes to the consolidated financial statements of the Company for the years ended December 31, 2018 and 2017.

Three months ended December 31, 2018 and 2017

	Three months ended December 31,
	2018	2017
(in thousands of US dollars, except per ounce amounts)	$	$
Total production costs	50,456	29,312
Share-based payment expense included in production costs	(75)	(152)
By-product revenue	(224)	(118)
Total operating cash costs	50,157	29,042
Royalties and production taxes	3,768	3,138
Total cash costs	53,925	32,180
Gold ounces sold	61,821	49,561
Operating cash costs per gold ounce ($/ounce)	811	586
Total cash costs per gold ounce ($/ounce)	872	649

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Years ended December 31, 2018 and 2017

		Year ended December 31
	2018	2017
(in thousands of US dollars except per ounce amounts)	$	$
Total production costs	158,047	116,628
Share-based payment expense included in production costs	(506)	(1,311)
By-product revenue	(868)	(748)
Total operating cash costs	156,673	114,569
Royalties and production taxes	14,250	12,810
Total cash costs	170,923	127,379
Gold ounces sold	227,772	206,079
Operating cash costs per gold ounce ($/ounce)	688	556
Total cash costs per gold ounce ($/ounce)	750	618

8.2 All-in sustaining costs per gold ounce and all-in costs per gold ounce

In June 2013, the World Gold Council (“WGC”), a non-regulatory association of many of the world’s leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining costs per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of “all-in sustaining costs per gold ounce” and “all-in cost per gold ounce”, which are both non-GAAP performance measures. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate our performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate all-in sustaining costs per ounce and all-in cost per gold ounce (“AIC”) differently. The JV does not calculate this information for use by all JV partners, rather it is calculated by the Company solely for the Company’s disclosure purposes.

The following tables provide reconciliations of AISC of the AGM to various operating expenses of the AGM on a 100% basis (the nearest GAAP measures), as presented in the notes to the consolidated financial statements of the Company for the years ended December 31, 2018 and 2017.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Three months ended December 31, 2018 and 2017

	Three months ended December 31,
	2018	2017
(in thousands of US dollars except per ounce amounts)	$	$
Total cash costs (as reconciled above)	53,925	32,180
General and administrative expenses - JV	2,501	2,976
Sustaining capital expenditures	1,677	2,000
Sustaining capitalized stripping costs	7,938	20,724
Reclamation cost accretion	218	166
All-in sustaining cost	66,259	58,046
Gold ounces sold	61,821	49,561
All-in sustaining cost per gold ounce ($/ounce) - JV	1,072	1,171
Average realized price per gold ounce sold ($/ounce)	1,215	1,265
All-in sustaining margin ($/ounce)	143	94
All-in sustaining margin	8,854	4,659

Excluded from the G&A costs of the AGM is non-cash share-based compensation expense of $45 for Q4 2018 (Q4 2017 – $7).

For the three months ended December 31, 2018, the Company incurred corporate G&A expenses, net of the JV service fee, of $1.8 million and less non-cash share-based compensation expense of $0.3 million. The Company’s attributable gold ounces sold during this period was 27,819, resulting in the Company’s all-in sustaining cost being $65/oz higher relative to the AGM’s all-in sustaining cost as presented in the above table.

Years ended December 31, 2018 and 2017

		Year ended December 31,
	2018	2017

(in thousands of US dollars except per ounce amounts)	$	$
Total cash costs (as reconciled above)	170,923	127,379
General and administrative expenses - JV	8,609	11,117
Sustaining capital expenditures	3,892	8,447
Sustaining capitalized stripping costs	59,769	59,915
Reclamation cost accretion	888	650
All-in sustaining cost	244,081	207,508
Gold ounces sold	227,772	206,079
All-in sustaining cost per gold ounce ($/ounce)	1,072	1,007
Average realized price per gold ounce sold ($/ounce)	1,247	1,243
All-in sustaining margin ($/ounce)	175	236
All-in sustaining margin	39,860	48,635

Excluded from the G&A costs of the AGM is non-cash share-based compensation expense of $199 for the year ended December 31, 2018 (2017 - $79).

For the year ended December 31, 2018, the Company incurred corporate G&A expenses, net of the JV service fee, of $4.1 million and less non-cash share-based compensation expense of $1.1 million. The Company’s attributable gold ounces sold during this period was 171,625, resulting in the Company’s all-in sustaining cost being $24/oz higher relative to the AGM’s all-in sustaining cost as presented in the above table.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

All-in sustaining costs adjust “Total cash costs” for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the AGM’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site. A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. As such, sustaining costs exclude all expenditures at the AGM’s ‘new projects’ and certain expenditures at the AGM’s operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period which have been deferred to mining interests as they allow the AGM to gain access to ore bodies to be mined in future periods; these costs are not considered expansionary in nature as they relate to currently identified reserves and resources. Reclamation cost accretion represents the growth in the AGM’s decommissioning provision due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the AGM’s results as disclosed in the consolidated financial statements of the Company for the year ended December 31, 2018.

The following table reconciles sustaining capital expenditures on a 100% basis for the AGM to the total capital expenditures of the AGM, as presented in the notes to the Company’s consolidated statements of cash flows for the years ended December 31, 2018 and 2017. Note the comparative period reconciliations include 100% of the capital expenditures of the AGM as the Company controlled the AGM in the prior year.

Three months ended December 31, 2018 and 2017

	Three months ended December 31,
	2018	2017
	$	$
Capital expenditures of the AGM	21,372	42,097
Less: non-sustaining capital expenditures and capitalized stripping costs of the AGM	(19,695)	(40,097)
Total sustaining capital expenditures	1,677	2,000

The majority of the non-sustaining capital expenditures during Q4 2018 related development, permitting and bulk sampling activities for Esaase.

Years ended December 31, 2018 and 2017

		Year ended December 31,
	2018	2017
	$	$
Capital expenditures of the AGM	85,685	123,815
Less: non-sustaining capital expenditures and capitalized stripping costs of the AGM	(81,793)	(115,368)
Total sustaining capital expenditures	3,892	8,447

The majority of the non-sustaining capital expenditures during the year ended December 31, 2018 related to metallurgical upgrades to the processing plant (including the addition of the secondary crusher and SAG mill motor upgrades), and development, permitting and bulk sampling activities for Esaase.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

8.3 Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share throughout this MD&A. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to reflect the Company’s ongoing operating performance. The Company further believes that its presentation of this non-GAAP financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income (loss) to net income (loss) (the nearest GAAP measure) per the consolidated financial statements for the years ended December 31, 2018 and 2017. All adjustments are shown net of estimated tax.

	Three months ended December 31,		Years ended December 31,
	2018	2017	2018	2017
(in thousands of US dollars, except per share amounts)	$	$	$	$
Net income (loss) for the period attributable to common shareholders	(867)	(6,691)	(141,372)	5,776
Loss (recovery) due to loss of control of the AGM	-	-	143,261	-
Adjusted net income (loss) for the period attributable to common shareholders	(867)	(6,691)	1,889	5,776
Basic weighted average number of common share outstanding	225,804,614	203,449,957	220,108,770	203,333,111
Diluted weighted average number of common share outstanding	225,804,614	203,449,957	220,108,770	204,394,452
Adjusted net income per share attributable to common shareholders - basic and diluted	($0.00)	($0.03)	$0.01	$0.03

8.4 EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and included the calculated Adjusted EBITDA of the JV. Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by all JV partners, rather it is calculated by the Company solely for the Company’s disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (loss) (the nearest GAAP measure) of the Company and the JV, respectively, per the consolidated financial statements for the three months and years ended December 31, 2018 and 2017. All adjustments are shown net of estimated income tax.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Three months and years ended December 31, 2018 and 2017

	Three months ended December 31,		Years ended December 31,
	2018	2017	2018	2017
(in thousands of US dollars )	$	$	$	$
Net income (loss) for the period	(867)	(7,508)	(141,213)	6,313
Add back:
Depreciation and depletion	13	15,201	41,991	64,208
Finance income	(2,530)	(50)	(5,555)	(609)
Finance expense	4	4,038	10,737	17,810
Current income tax expense	(8)	1,301	1,079	1,301
Deferred income tax expense	-	13,727	11,430	22,774
EBITDA	(3,388)	26,709	(81,531)	111,797
Add back:
Non-cash share based compensation	338	297	1,645	2,720
Loss (recovery) due to loss of control of the AGM	-	-	143,261	-
Share of net loss related to JV - for the periods ended December 31, 2018	1,306	n/a	1,050	n/a
Asanko's attributable interest in JV EBITDA - for the periods ended December 31, 2018	7,849	n/a	14,548	n/a
Adjusted EBITDA	6,105	27,006	78,973	114,517

The following table reconciles the JV’s EBITDA for the three and five months and year ended December 31, 2018 to the results of the JV as disclosed in note 22 to the Company’s consolidated financial statements for the years ended December 31, 2018 and 2017:

	Three months ended	Five months ended	Year ended
	December 31, 2018	December 31, 2018	December 31, 2018
(in thousands of US dollars)	$	$
JV net loss for the periods ended December 31, 2018	(3,099)	(2,531)	(124,876)
Add back for the periods ended December 31, 2018:
JV Depreciation and depletion	20,845	34,329	76,273
JV Finance income	(76)	(154)	(252)
JV Finance expense	232	685	11,088
JV Current income tax expense	-	-	19
JV Deferred income tax expense (recovery)	(460)	-	11,430
JV EBITDA - for the periods ended December 31, 2018	17,442	32,329	(26,318)
Asanko's attributable interest in JV EBITDA - for the periods ended December 31, 2018	7,849	14,548	(11,843)

While the above figure reflects an estimate of the Company’s “attributable interest” in EBITDA generated from the AGM, these funds are not within the Company’s exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that “Distributable Cash” will be calculated and distributed quarterly if available. “Distributable Cash” means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee); and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by JV Finco (of which shares each partner will hold $185 Million by end of 2019 latest) and finally as dividends on common shares of the JV companies (which the JV partners own 45:45 with the Government of Ghana holding 10%).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

9.	Summary of outstanding share data

As of the date of this MD&A, there were 225,804,614 common shares of the Company issued and outstanding and 13,337,427 share purchase options outstanding (with exercise prices ranging between C$0.89 and C$4.77 per share). The fully diluted outstanding share count at the date of this MD&A is 239,142,041.

During 2015, the Company issued 4,000,000 share purchase warrants to Red Kite in connection with the Company’s former loan facility. These warrants expired unexercised on December 21, 2018.

10.	Related party transactions

As at December 31, 2018, the Company’s related parties are its subsidiaries, joint venture partners, and key management personnel. During normal course of operations, the Company enters into transactions with its related parties. During the three months and year ended December 31, 2018, all related party transactions were in the normal course of business including compensation payments to key management personnel.

As at December 31, 2018, the Company had a $2.3 million receivable owing from the JV in relation to the Company’s service fee earned for being the operator of the JV.

11.	Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the audited annual consolidated financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in Note 5 of the audited annual consolidated financial statements for the years ended December 31, 2018 and 2017.

11.2 Changes in Accounting Policies including Initial Adoption

(a)	Accounting standards adopted January 1, 2018

The Company adopted the following new IFRS standards effective January 1, 2018. The nature and impact of each new standard on the Company’s current period financial statements, and prior period comparatives, if any, are outlined below. Adoption of these standards were made in accordance with the applicable transitional provisions.

Revenue recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

The adoption of IFRS 15, applied retrospectively, did not have a significant impact on the recognition, measurement or disclosure of the Company’s revenue from its customer.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

In March 2017, the IASB provided an update, clarifying how IFRS 9 is to be applied to modifications of financial liabilities. During the second quarter of 2016, the Company had amended its a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”). The amendment resulted in a deferral of the repayment of principal for a two-year period, with principal repayments having been agreed to commence on July 1, 2018. Under IAS 39, the amendment was considered to represent a modification of the previous DSFA. A deferral fee of $3.3 million was paid, deferred to the loan balance, and amortized along with previously deferred debt financing costs over the remaining life of the DSFA based on a revised effective interest rate of 10.9% .

Under the provisions of IFRS 9, the modification of the DFSA in Q2 2016 required the Company to retrospectively recalculate the amortized cost of the modified contractual cash flows with the resulting gain or loss recognized in the consolidated statement of operations and comprehensive income as of Q2 2016. The gain or loss is calculated as the difference between the original contractual cash flows and the modified contractual cash flows discounted at the effective interest rate of the original financial liability as a result of the application of IFRS 9. The Company recognized a $3.2 million gain on modification of the DFSA as of Q2 2016.

The adoption of IFRS 9, applied retrospectively, had the following effect on the Statement of Financial Position as at January 1, 2017 and December 31, 2017 and on the Statement of Operations and Comprehensive Income (Loss) for the year ended December 31, 2017.

As at January 1, 2017
	As reported at	Effect of adoption	As at
	December 31, 2016	of IFRS 9	January 1, 2017
Statement of Financial Position
Non-current portion of long-term debt	$154,503	$(2,971)	$151,532
Accumulated deficit	(186,444)	2,768	(183,676)
Non-controlling interest	-	203	203

As at and for the year ended December 31, 2017
	As reported at	Effect of adoption	As at
	December 31, 2017	of IFRS 9	December 31, 2017
Statement of Financial Position
Non-current portion of long-term debt	$121,877	$(2,637)	$119,240
Deficit	(180,367)	2,467	(177,900)
Non-controlling interest	570	170	740

Statement of Operations and Comprehensive Income (Loss)
Finance expense	$17,476	$334	$17,810

Net income attributable to:
Common shareholders of the Company	6,077	(301)	5,776
Non-controlling interest	570	(33)	537

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Share-based payments

Amendments to IFRS 2 – Share-based Payments (“IFRS 2”) clarified guidance on how to measure the fair value of the liability incurred in a cash- settled share-based payment. Previously, IFRS 2 did not include guidance on this subject matter and, therefore, diversity in practice existed between measuring the liability using the same approach as for equity-settled awards and using full fair value.

The amendments clarify that a cash-settled share-based payment is measured using the same approach as for equity-settled share- based payments (i.e. the modified grant date method). Therefore, in measuring the liability market and non- vesting conditions are taken into account in measuring its fair value, and the number of awards to receive cash is adjusted to reflect the best estimate of those expected to vest as a result of satisfying service and any non-market performance conditions. The new requirements do not change the cumulative amount of expense that is ultimately recognized because the total consideration for a cash-settled share- based payment is still equal to the cash paid on settlement.

These amendments were effective January 1, 2018, but had no impact on the Company’s historic consolidated financial statements as the Company granted cash-settled share-based payments for the first time on February 6, 2018.

(b)	Accounting standards applied commencing July 31, 2018

Investments in joint arrangements

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee and in a joint venture, the investors have rights to the net assets of the joint arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company accounts for its investment in the joint arrangement using the equity method.

Under the equity method, the Company’s investment in a joint venture is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of net earnings or losses of the joint venture, after any adjustments necessary for impairment losses after the initial recognition date. The total carrying amount of the Company's investment in a joint venture also includes any long-term debt interests which in substance form part of the Company's net investment. The Company’s share of a joint venture losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture. The Company's share of net earnings or losses of a joint venture are recognized in net earnings during the period. Dividends and repayment of capital received from a joint venture are accounted for as a reduction in the carrying amount of the Company’s investment. Intercompany balances between the Company and its joint ventures are not eliminated.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in a joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the joint venture’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and a corresponding impairment loss is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of the recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Similar to the assessment of impairment for subsidiaries, the Company reviews the mining properties and plant and equipment for a joint operation at the cash-generating unit level to determine whether there is any indication that these assets are impaired.

(c)	Accounting standards and amendments issued but not yet adopted

The following standards and interpretations have been issued but are not yet effective as of December 31, 2018.

Leases

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases (“IAS 17”) and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15.

The Company has not identified any material leases or other contracts containing a lease which will be recognized on balance sheet as of January 1, 2019.

The adoption of IFRS 16 will however impact the Company’s equity pick-up from the JV. The AGM will recognize new right-of-use assets and lease liabilities at January 1, 2019 relating to the AGM’s mining contractor agreements. Previously, the AGM recognized monthly fixed payments for equipment to mining contractors as production costs. Under IFRS 16, these fixed monthly payments will be capitalized as a lease and, therefore, the nature of expenses related to these mining contractor agreements will change as certain fixed monthly payments will no longer be presented as production costs, rather the AGM will recognize a depreciation charge for the right-of-use assets and interest expense on the lease liabilities.

Based on the information currently available, the Company estimates that the AGM will recognize right-of-use assets and lease liabilities of $30.8 million as at January 1, 2019. However, the net impact on the profit and loss of the JV is not expected to be significantly different from accounting for these contracts under IAS 17 and, as a result, the adoption of IFRS 16 is not expected to have a significant impact on the financial statements of Asanko as the Company will be equity accounting for its interest in the AGM as at January 1, 2019. The impact of the adoption of IFRS16 is therefore expected to be limited to the Company’s disclosures of total assets and liabilities of the JV.

12.	Risks and uncertainties

12.1 Financial instruments & risk

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company’s most recently filed Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, and the Company’s most recently filed Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov.

Since the conclusion of the JV Transaction on July 31, 2018, the Company’s interests in the AGM are held through a joint venture arrangement with Gold Fields, which involves certain risks. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of the Company’s interest in the AGM, which could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition:

  disagreements with partners on how to develop and operate the AGM efficiently;
  inability to exert influence over certain strategic decisions made in respect of the AGM;
  inability of the Company to meets its own obligations under the JVA and potential resulting dilution to its interest in the JV and its

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
  economic interest in the AGM;
  inability of partners to meet their obligations to the joint venture, joint operation or third parties; and
  litigation between partners regarding joint venture or joint operation matters.

Other than as noted above, management is not aware of any significant changes to the risks identified in the Annual Information Form for the year ended December 31, 2017 nor has the Company’s mitigation of those risks changed significantly during the year ended December 31, 2018. These risks could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

13.	Internal control

13.1	Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that, as of December 31, 2018, such disclosure controls and procedures were effective.

13.2	Internal Controls Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management and the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, the Company’s internal control over financial reporting was effective.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

There has been no change in the Company’s internal control over financial reporting during the three months ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

13.3	Limitations of controls and procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost -effective control system, misstatements due to error or fraud may occur and not be detected.

14.	Qualified person

Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng.) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this MD&A.

15.	Cautionary statements

15.1	Cautionary statement on forward-looking information

This MD&A may contain “forward- looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The statements reflect the current beliefs of the management of the Company and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability; uncertainty related to the resolution of legal disputes and lawsuits; actual results of the AGM; potential disagreements under our JVA with Gold Fields; our ability to obtain additional debt or equity financing when required; actual results of current exploration activities; unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations; and political and economic developments in countries in which the Company operates, as well as those factors discussed in the Company’s most recent AIF and 40-F filings, available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company’s operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Readers are cautioned that there can be no certainty that Expansion Projects (Project 5 Million and Project 10 Million) of the AGM will be built and currently the Company has not yet decided to implement the plans outlined in the 12/17 DFS, which is available under the Company’s profile on SEDAR at www.sedar.com.

15.2	Cautionary note for United States investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Council”).

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Exchange Act. These amendments will be effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded. The Company is not required to provide disclosure on its mineral properties, including the AGM, under the SEC Modernization Rules as the Company is presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probably mineral reserves” to be “substantially similar” to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as ”proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.